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SEC FILE NUMBER
8-50935

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.R. Hambrecht + Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Pier One, Bay Three
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Candy K. Habich 415-551-8696
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr Pilger Mayer, Inc.
(Name - *if individual, state last, first, middle name*)

600 California Street Suite 1300 (Address) San Francisco (City) California (State) 94108 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/27

OATH OR AFFIRMATION

I, Candy K. Habich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of W.R. Hambrecht + Co., LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Candy K. Habich
Signature

Financial and Operations Principal
Title

Jenita M. [illegible]
Notary Public



COMM #1810778
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Oct. 10, 2012

W.R. HAMBRECHT + CO., LLC

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

W.R. HAMBRECHT + CO., LLC
(SEC ID. NO. 8-50935)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
as of December 31, 2011 and
Report of Independent Registered Public Accounting Firm
PUBLIC DOCUMENT

Building Your Future


BPM
BURR PILGER MAYER

W.R. HAMBRECHT + CO., LLC
(SEC ID. NO. 8-50935)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

as of December 31, 2011 and

Report of Independent Registered Public Accounting Firm

PUBLIC DOCUMENT

* * * * *

Filed pursuant to Rule 17a-5(e)(3) as a Public Document

W.R. HAMBRECHT + CO., LLC

CONTENTS



BURR PILGER MAYER

600 California Street, Suite 1300, San Francisco, CA 94108
Phone 415.421.5757 Fax 415.288.6288 Email bpm@bpmcpa.com Web bpmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
W.R. Hambrecht + Co., LLC:

We have audited the accompanying consolidated statement of financial condition of W.R. Hambrecht + Co., LLC (the Company) as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 3 and 4, the consolidated financial statement includes long-term investments in non-marketable securities valued at $3,040,145 as of December 31, 2011, whose fair value have been estimated by management in the absence of readily determinable fair values. Management's estimates are based on factors discussed in Notes 3 and 4 to the consolidated financial statement.

The accompanying consolidated financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has a history of recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The consolidated financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Burr Pilger Mayer, Inc.

San Francisco, California
February 28, 2012

ACCOUNTANTS & CONSULTANTS

W.R. HAMBRECHT + CO., LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS

Cash and cash equivalents	$ 1,071,108
Receivables from broker-dealers and clearing organizations	212,201
Marketable trading securities at fair value	329,736
Long-term investments	3,040,145
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $2,586,831	77,475
Prepaid expenses and other assets	536,432
Total assets	$ 5,267,097

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued liabilities	$ 440,909
Total liabilities	440,909
Member's equity	1,790,178
Noncontrolling interests in consolidated entities	3,036,010
Total equity	4,826,188
Total liabilities and member's equity	$ 5,267,097

The accompanying notes are an integral part of this consolidated financial statement.

W.R. HAMBRECHT + CO., LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

---

1. Ownership Structure

W.R. Hambrecht + Co., LLC (the Company) is a registered securities broker-dealer that is incorporated in the state of Delaware as a Delaware limited liability company. The Company is organized for the purpose of conducting a general stock brokerage and investment banking business. The Company is headquartered in San Francisco, California. The Company is a wholly-owned subsidiary of Hambrecht Partners Holdings, LLC, (the Parent) which is controlled by William R. Hambrecht. The accompanying consolidated financial statements include several limited liability companies that invest in private companies.

The Company was sold by W.R. Hambrecht + Co., Inc. (WRH, Inc.) in 2009 to the Parent. Concurrent with the sale of the Company to the Parent, WRH, Inc. entered into a Patent License Agreement with the Company which provides the Company with a perpetual, non-exclusive license to the patents and trademarks owned by WRH, Inc. in exchange for royalty payments equal to 20% of the net proceeds received by the Company in connection with auction transactions under the license agreement. There were no such royalty payments in 2011.

In January 2010, the Company acquired the operations and personnel of MarkeTrade.com (MarkeTrade) from White Pacific Securities, Inc. (White Pacific) for nominal consideration. MarkeTrade is an online discount broker that focuses on the needs of the Asian-American community. Concurrent with the purchase of MarkeTrade, the Company entered into a sub-lease at White Pacific's offices, a revenue-sharing agreement, and a service agreement for White Pacific clients using order execution and clearing services from the Company's third party clearing firm.

2. Management's Plan

The Company has a history of operating losses and negative cash flows from operations. The attainment of profitable operations is dependent upon future events, including increasing the Company's customer base, implementing and successfully executing its business and marketing plan, and retaining quality personnel. The Company is also highly dependent upon increased levels of activity in the capital markets; particularly initial public offerings, follow-on offerings, and corporate merger and acquisition transactions. This may translate into the Company's ability to complete such revenue-generating transactions for its customers and/or achieve liquidity for some of its venture investments. Negative developments in any of these areas could have a material adverse effect on the Company's business, operations, financial condition, and net capital.

It is the Company's belief that the market demand for increased transparency in the capital markets will facilitate an increased adoption of the OpenIPO process, thus providing an opportunity to increase revenue generation. During 2011, the Company continued to reduce its overall expense base. The combination of increased market adoption of auction IPOs and a reduced expense base should help to achieve sustainable profitability. The Company believes that it has ample access to capital resources to successfully operate its business plan in 2012. If necessary, the Company may seek to sell additional debt or equity securities or enter into new credit facilities to meet its cash and/or net capital needs. The Company cannot make assurances that it will be able to complete any financing or liquidity transaction, that such financing or liquidity transaction will be adequate for the Company's needs, or that a financing or liquidity transaction will be completed in a timely manner.

Continued

2. Management's Plan, continued

The factors discussed above create substantial doubt about the Company's ability to continue as a going concern and an uncertainty as to the recoverability and classification of recorded asset amounts and the amount and classification of liabilities. The accompanying consolidated financial statements do not include any adjustments relating to the recovery and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern or meet its net capital requirements.

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and short-term investments with original maturities of three months or less. There are no withdrawal restrictions on cash and cash equivalents.

Receivables from Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations primarily relates to funds held with the Company's clearing organizations. The Company clears all of its brokerage transactions through other broker-dealers on a fully disclosed basis. Funds on deposit of $166,359 are included in this balance as of December 31, 2011.

Marketable Trading Securities

Marketable trading securities are reported at prevailing market prices. Realized and unrealized gains and losses on marketable trading securities are included in net investment gains (losses).

Financial Instruments and Fair Value

Substantially all of the Company's financial instruments are recorded at fair value or contract amounts that approximate fair value. Marketable trading securities and long-term investments are stated at fair value, with any related changes in unrealized appreciation or depreciation reflected in net investment gains (losses). Financial instruments carried at contract amounts include cash and cash equivalents, amounts receivable from and payable to brokers, dealers and clearing brokers, and accounts payable due to the short-term nature of these investments.

Continued

3. Summary of Significant Accounting Policies, continued

Fair Value Measurement–Definition and Hierarchy

The Company measures the fair value of its financial instruments in accordance with generally accepted accounting principles (GAAP). GAAP defines fair value, establishes a framework that we use to measure fair value and provides for certain disclosures about our fair value measurements included in our financial statements. Fair value is defined by GAAP as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the measurement date.

In determining fair value, the Company uses various valuation approaches. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1–Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2–Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3–Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Continued

3. **Summary of Significant Accounting Policies**, continued

Fair Value Measurement–Definition and Hierarchy, continued

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

For further information on financial assets and liabilities that are measured at fair value on a recurring and nonrecurring basis, and a description of valuation techniques, see Note 4.

Long-Term Investments

The limited liability company (LLC) investments in which the Company is a managing member may allocate carried interest and make carried interest distributions, which represent an additional allocation of net realized and unrealized gains, to managing members if the LLC's investment performance reaches a threshold as defined in the respective operating agreements. These allocations are recognized in revenue as net investment gains (losses). Managing member carried interest allocations to the Company will only be recorded when the likelihood of a liquidity event for a portfolio company is deemed to be probable. No carried interest has been recorded as of December 31, 2011.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed using an accelerated depreciation method. The estimated useful lives for the computation of depreciation are:

Software and computer equipment	3 years
Office equipment, excluding computer equipment	5 years
Furniture	7 years

Amortization of leasehold improvements is computed using the straight-line method over the shorter of the lease term or the estimated useful lives of the improvements.

Income Taxes

The Company is a single-member LLC and as such is considered a division of the Parent for federal and most state income tax reporting purposes. Accordingly, the Parent allocates income tax expense (benefit) to the Company as if it were a separate tax-paying entity. Therefore, the income tax consequences related to the Company's operations are reflected in its consolidated financial statements. The Company is only liable for taxes on its proportionate share of income earned by the limited liability companies.

Continued

3. Summary of Significant Accounting Policies, continued

Income Taxes, continued

The Company follows the accounting interpretation issued by the Financial Accounting Standards Board (FASB) on uncertainties in income taxes. This interpretation requires the evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company does not have any uncertain tax positions as of December 31, 2011.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local, and foreign jurisdictions, where applicable. As of December 31, 2011, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations is from the year 2007 forward.

Recent Accounting Pronouncements

In May 2011, FASB issued ASU 2011-04, *Amendments to achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS*, which provides a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between GAAP and International Financial Reporting Standards. This new guidance changes some fair value measurement principles and disclosure requirements, but does not require additional fair value measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting. The update is effective for annual periods beginning after December 15, 2011. The adoption of this guidance is not expected to have a significant impact on the Company's results of operations or financial position.

4. Fair Value of Assets and Liabilities

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Marketable trading securities are comprised primarily of exchange-traded equity securities that are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy.

The Company's investments in private equity securities consist of various direct and third party private equity investments. The valuation of these investments requires significant management judgment due to the absence of quoted market prices, inherent lack of liquidity and long-term nature of these assets. Initially, the transaction price for direct investments is generally considered by the Company as the exit price and is the Company's best estimate of fair value.

Continued

4. **Fair Value of Assets and Liabilities**, continued

Thereafter, valuation is based on an assessment of each underlying investment, incorporating valuations that consider the evaluation of financing and sale transactions with third parties, expected cash flows and market-based information, including comparable company transactions, performance multiples and changes in market outlook, among other factors. Investments in third party funds are generally based on the financial statements of the partnerships, which generally use similar methodologies. These nonpublic investments are generally included in Level 3 of the fair value hierarchy because they trade infrequently, and, therefore, the fair value is unobservable.

Domestic equities are comprised primarily of exchange-traded equity securities that are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy. When instruments are traded in secondary markets and quoted market prices do not exist for such securities, the Company employs valuation techniques that rely on other observable inputs such as common stock trading prices. Instruments valued using these inputs are typically classified within Level 2 of the fair value hierarchy. Examples include preferred stock and warrants in public companies, each of which has observable inputs.

Positions in illiquid securities that do not have readily determinable fair values require significant management judgment or estimation. For these securities the Company uses typical performance multiple valuation methodologies or similar techniques. Securities valued using these techniques are classified within Level 3 of the fair value hierarchy. Examples include certain equity securities in private companies.

Assets measured at fair value on a recurring basis are categorized in the table below based upon the lowest level of significant input to the valuations.

	Assets at Fair Value at December 31, 2011			
	Level 1	Level 2	Level 3	Total
Marketable trading securities–equities	$ 21,461	$ 308,275	$ -	$ 329,736
Long-term investments:				
Private equity	-	-	3,038,282	3,038,282
Domestic equities	-	1,863	-	1,863
Total long-term investments	-	1,863	3,038,282	3,040,145
Total	$ 21,461	$ 310,138	$ 3,038,282	$ 3,369,881

The cost of the Company's long-term investments at December 31, 2011 was $7,988,099. The net investment loss related to long-term investments for the year ended December 31, 2011, includes an unrealized loss of $1,469,944. Included in the $3,040,145 of long-term investments is $3,036,010 in fair value and $7,477,129 as cost representing the non-managing members' interests in limited liability companies. These limited liability companies are consolidated in accordance with FASB guidance for determining whether a decision maker is acting as a principal or an agent in a transaction.

Continued

4. **Fair Value of Assets and Liabilities**, continued

The following table presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis for fiscal 2011. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains or (losses) during the period for assets and liabilities within the Level 3 category presented in the tables below may include changes in fair value during the period that were attributable to both observable and unobservable inputs.

Changes in Level 3 Assets Measured at Fair Value on a Recurring Basis for the Year Ended December 31, 2011

	Private Equity
Beginning balance	$ 4,816,380
Transfer out of Level 3 Assets to Level 1 Assets	(44,596)
Gains or (losses):	
Realized	-
Unrealized	-
Gains or losses included in net loss attributable to noncontrolling interests:	
Realized	271,838
Proceeds received	(537,115)
Unrealized	(1,468,225)
Ending balance	$ 3,038,282 *
Unrealized losses for Level 3 assets still held at December 31, 2011	$ (1,084,495)

*Included in this amount are $3,036,010 of noncontrolling interests in consolidated entities.

The net losses in Level 3 long-term investments were primarily driven by performance related adjustments relative to comparable publicly traded securities.

The Company assesses our financial instruments annually to determine the appropriate classification within the fair value hierarchy, as defined by ASC 820. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among the levels occur at the beginning of the reporting period.

Continued

5. Furniture, Equipment, and Leasehold Improvements

Summary of furniture, equipment, and leasehold improvements as of December 31, 2011, is as follows:

Furniture	$ 272,242
Software and equipment	2,013,128
Leasehold improvements	378,936
Total	2,664,306
Less accumulated depreciation and amortization	(2,586,831)
	$ 77,475

6. Prepaid Expenses and Other Assets

Summary of prepaid expenses and other assets as of December 31, 2011, is as follows:

Security deposits	$ 428,151
Prepaid insurance	22,663
Other receivables	15,064
Other assets	70,554
Total	$ 536,432

7. Commitments and Contingencies

At December 31, 2011, the Company was obligated under long-term, non-cancelable operating leases for office facilities, parking facilities, and equipment, which require the following minimum annual payments:

Year ending December 31:	
2012	$ 1,027,967
2013	296,785
2014	87,164
2015	84,000
2016	84,000
Thereafter	-
Total	$ 1,579,916

Certain leases contain renewal options and escalation clauses.

Continued

7. Commitments and Contingencies, continued

The Company is currently involved in various legal and regulatory matters arising from its investment banking and securities activities. Although the outcome of these matters cannot be ascertained at this time, it is the opinion of management, based on discussions with legal counsel, that the resolution of these matters will not in the aggregate have a material adverse affect upon the Company's consolidated financial position or results of operations.

8. Related Party Transactions

In order to participate in IPO activity in 2011, the Company received three temporary subordinated loans from a family member of Mr. William R. Hambrecht. Total borrowings received amounted to $7,200,000. The loans carried an interest rate of 3.2% per annum.

The largest customer of the MarkeTrade business is Boom Securities (H.K.) Ltd. (Boom), an entity controlled by William R. Hambrecht for the majority of 2010. Boom Securities was subsequently sold in December 2010, however they continued business with MarkeTrade. For the year ended December 31, 2011, Boom accounted for approximately 68% of the commission revenue of MarkeTrade operations.

The Company rented an apartment in New York City. The apartment is used by Company employees traveling to New York on business. The signed lease is under the name Mr. William R. Hambrecht.

There were no royalty fees paid to WRH, Inc. for 2011 as there were no IPOs which utilized the auction platform.

9. Income Taxes

As a single-member LLC wholly owned by the Parent, the Company is allocated income tax expense by the Parent. The Company and the Parent have a history of operating losses, and the Parent has recorded a full valuation allowance against its deferred tax assets. There was no current or deferred income tax allocated to the Company for the year ended December 31, 2011, and no tax related amounts were due to or from the Parent for the year ended December 31, 2011.

10. Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) adopted by the Securities and Exchange Commission (SEC) and administered by the Financial Industry Regulatory Authority, Inc. (FINRA), which requires the Company to maintain minimum net capital as defined by the Rule and a ratio of aggregate indebtedness to net capital, as defined, not in excess of 15 to 1. The relationship of aggregate indebtedness to net capital changes from day to day. At December 31, 2011, the Company's net capital was $896,722, its ratio of aggregate indebtedness to net capital was 0.49 to 1, and its net capital was $646,722 in excess of the required minimum net capital.

Continued

10. Net Capital Requirement, continued

For purposes of the computation of net capital, the Company is not required to include $3,925,899 of long-term investments and related minority interests related to limited liability companies that are included in the Company's consolidated financial statements, as the Company has not guaranteed, endorsed or assumed the obligations of the limited liability companies. The Company is exempt from the requirements of Rule 15c3-3, as adopted by the SEC.

11. 401(k) Savings Plan

The Company maintains a 401(k) Savings Plan (the Plan) for substantially all employees. Subject to Internal Revenue Service limitations, participants may contribute up to 60% of their salaries on a pretax basis as defined in the Plan. However, total contributions may not exceed 20% of their salaries. The Company may make discretionary matching contributions and/or profit-sharing contributions to the Plan. No such matching or profit-sharing contributions were made in 2011.

12. Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk

As a securities broker-dealer, the Company's transactions are executed on behalf of its customers. The Company introduces these transactions for clearance on a fully-disclosed basis. The agreement between the Company and its clearing brokers provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company seeks to control the risk associated with non-performance by reviewing information it receives from its clearing brokers on a daily basis and reserving for doubtful accounts when necessary. Therefore, management believes that the potential for the Company to make payments under these customer transactions is remote. Accordingly, no additional liability has been recognized for these transactions. During the normal course of business the Company may sell securities which it has not yet purchased, which represent obligations of the Company to deliver the specified security at a contracted price, thereby creating a liability to purchase the security in a market at prevailing prices. Such transactions result in off-balance-sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recorded in the Consolidated Statement of Financial Condition. The Company seeks to control such market risk through the use of internal monitoring guidelines.

During the normal course of business the Company regularly maintains cash balances at FDIC insured financial institutions that exceed the insurance coverage limitations provided by FDIC.

13. Subsequent Events

The Company has evaluated all subsequent events for recognition and disclosure through February 28, 2012, the date which these financial statements were available to be issued. Nothing has occurred outside the normal course of business operations that require disclosure or recognition as of December 31, 2011.

BURR PILGER MAYER, INC.

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